Mail Stop 4561

August 16, 2007

Mr. Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
2700 W. Sahara Avenue
Las Vegas, NV 89102

RE: Western Alliance Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-32550

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity, pages 59-60
1.   Item 6. Selected Financial Data indicates an increase of $1,006,611 million in deposits from 2005 to 2006. Your disclosure on page 60 states that during the year ended December 31, 2006 deposits increased by $339.1 million while note 2 to the financial statements indicates that deposits acquired from Intermountain First Bancorporation and the Bank of Nevada were $422 million and $246 million, respectively. As of June 30, 2006 these acquisition deposits amounted to only $606 million per page 35 indicating a loss of approximately nine percent. Tell us and in future filings disclose the reasons for this decline and the additional run-off in these acquired deposits as of June 30, 2007.

Note 17. Parent Company Financial Information, page F-31

2.   Please revise the condensed statements of income in future filings to indicate the nature and amounts of items from consolidated subsidiaries.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3490 if you have questions.

                                                Sincerely,

                                                Donald Walker
                                                Senior Assistant Chief Accountant